APPENDIX A

The Adviser shall pay the Sub-Adviser, upon receipt of an invoice, a monthly fee for its services for the Funds listed below in the amount of 40% of the advisory fee paid by the Fund to the Adviser set forth below after deducting payments to fund service providers and fund expenses.

Fund	Advisory Fee
SPDR Barclays International Corporate Bond ETF	55bps
SPDR Barclays Emerging Markets Local Bond ETF	50bps
SPDR Barclays International High Yield Bond ETF	40bps

March 12, 2014